Exhibit 99.1

PRESS RELEASE

Cellectis’ Annual Shareholders’ General Meeting to be Held

on June 28, 2022

May 23, 2022 – New York (N.Y.) – Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today that it will hold its combined general meeting on June 28, 2022 at 2:30 p.m. CET at the Company’s offices at 8 rue de la Croix Jarry (4th floor) 75013 Paris, France.

The notice announcing the General Meeting details the agenda and modalities of participation for the meeting, and will be made available on the Company’s website: https://cellectis.com/en/investors/general-meetings/

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, +33776991433,

media@cellectis.com

Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 (617) 430 7577